SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            AERO MARINE ENGINE, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   00768T 10 8
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 30, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Peter  Mergenthaler     ###-##-####

--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------

|4|     SOURCE  OF  FUNDS*
        SC

--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States

--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            6,492,652
SHARES           ---------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING        ---------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      6,492,652

--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         6,492,652

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         13.0%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN

--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule  13D  relates  to  the  Common Stock of Aero Marine Engine, Inc. ("Aero
Marine") The principal executive offices of Aero Marine are located at 23960 Madison Street, Torrance, CA 90505.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Peter Mergenthaler. Mr. Merganthaler's business address is 199 Trade Zone, Ronkonkoma, New York 11779. Mr. Mergenthaler serves as the Chief Executive Officer of Perma-Tune Electronics, Inc.

(d)-(e) During the last five years, Mr. Mergenthaler: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Mergenthaler  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Mergenthaler acquired 2,085,912 shares of Common Stock of Princeton Ventures, Inc. in exchange for 333 shares of common stock of Aero Marine Engine, Inc. pursuant to an Exchange Agreement dated May 30, 2003 (the "Exchange") which is incorporated by reference to a Form 8-K of which the Exchange Agreement is an exhibit. On June 17, 2003, following a 3.1126202:1 forward stock split, Mr.
Mergenthaler  owned  6,492,652  shares  of  Common  Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Mergenthaler acquired the securities of Aero Marine Engine, Inc. for investment purposes. Depending on general market and economic conditions affecting Aero Marine Engine, Inc. and other relevant factors, Mr. Mergenthaler may purchase additional securities of Aero Marine Engine, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Mergenthaler does not have any plans or proposals which relate to or result in::

(a) the acquisition by any person of additional securities of Aero Marine Engine, Inc., or the disposition of securities of Aero Marine Engine, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Aero Marine Engine, Inc.;

(c) a sale or transfer of material amount of assets of Aero Marine Engine, Inc.;

(d) any change in the present board of directors or management of Aero Marine Engine, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Aero Marine Engine, Inc.;

(f) any other material changes in Aero Marine Engine, Inc.'s business or corporate structure;

(g) changes in Aero Marine Engine, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aero Marine Engine, Inc. by any person;

(h) causing a class of securities of Aero Marine Engine, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Aero Marine Engine, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a)     Mr.  Mergenthaler  beneficially  owns  6,492,652 shares of Common Stock,
$0.001 par value, of Aero Marine Engine, IncThe shares of Common Stock beneficially owned by Mr. Mergenthaler constitute approximately 13.0% of the total number of shares of Common Stock of Aero Marine Engine, Inc., based upon 49,994,922 shares of Common Stock outstanding as of June 30, 2003.

(b) Mr. Mergenthaler has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Mergenthaler.

(c) Mr. Mergenthaler acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Mergenthaler.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Exchange Agreement dated May 30, 2003, between Princeton Ventures, Inc. and Aero Marine Engine Corp.

     (1)  Filed  as  Exhibit 2.1 to the report on Form 8-K filed on July 8, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  14,  2003               By:  /s/  Peter  Mergenthaler
                                           --------------------------
                                           Peter  Mergenthaler